SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM N-8A

                    AMENDMENT TO NOTIFICATION OF REGISTRATION

                      FILED PURSUANT TO SECTION 8(a) OF THE
                         INVESTMENT COMPANY ACT OF 1940


     The undersigned investment company hereby amends its notification of registration filed with the Securities and Exchange Commission on March 25, 1994 pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such amendment to notification of registration submits the following information:

Name:    Senior Debt Portfolio

Address of Principal Business Office:
         24 Federal Street
         Boston, MA  02110

Telephone Number:    (617) 482-8260

Name and address of agent for service of process:
         Alan R. Dynner
         24 Federal Street
         Boston, Massachusetts   02110


Check Appropriate Box:

     Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES [ ] NO [X]

Item 1.        Name of Registrant:  Senior Debt Portfolio.

Item 2.        State and Date of Organization:  New York; May 1, 1992.

Item 3.        Form of Organization:  Trust.

Item 4.        Classification of Registrant:  Management Company.

Item 5(a).     Registrant is an closed-end company.

Item 5(b).     Registrant is a diversified company.

Item 6. Investment Adviser of Registrant: Boston Management and Research, 24 Federal Street, Boston, MA 02110.

Item 7.        Board of Trustees of Registrant:

                           Jessica M. Bibliowicz(1)
                           Donald R. Dwight(2)
                           James B. Hawkes*
                           Samuel L. Hayes, III(3)
                           Norton H. Reamer(4)
                           Lynn A. Stout(5)
                           John L. Thorndike(6)
                           Jack L. Treynor(7)

               Officers of Registrant:

                           President:                James B. Hawkes*
                           Vice President:           Scott Page*
                           Vice President:           Payson Swaffield*
                           Secretary:                Alan R. Dynner*
                           Treasurer:                James L. O'Connor*
                           Assistant Secretary/
                              Assistant Treasurer:   Janet E. Sanders*
                           Assistant Treasurer:      Barbara E. Campbell*
                           Assistant Secretary:      A. John Murphy*
                           Assistant Secretary:      Eric G. Woodbury*

               The address for each of the above-named Trustees and Officers of Registrant is as follows: (1) One Rockefeller Plaza, New York, NY 10020; (2) Clover Mill Lane, Lyme, NH 04768; (3) 345 Nahatan Street, Westwood, MA 02090; (4) One International Place, Boston, MA 02110; (5) Georgetown University Law Center, 600 New Jersey Avenue, NW, Washington, DC 2001; (6) 10 Main Street, Dover, MA 02030; (7) 504 Via Almar, Palos Verdes Estates, CA 90274; *24 Federal Street, Boston, MA 02110.

Item 8.        Inapplicable.

Item 9(a).     No;   Registrant  is  not  currently  issuing  and  offering  its securities directly to the public.

Item 9(b).     Inapplicable.

Item 9(c). No; Registrant does not presently propose to make a public offering of its securities.

Item 9(d).     Yes.

Item 9(e). As of December 31, 1998, there were six beneficial owners of Registrant's outstanding securities. As of December 31, 1998, the following investors held 10% or more of the outstanding securities of the Registrant: Eaton Vance Prime Rate Reserves - 44.0%; and EV Classic Senior Floating-Rate Fund - 50.2%. No other Holders of Interests held more than 10% of the Registrant's outstanding securities as of that date.

Item 10.       Current Value of Registrant's Total Assets:  $6,430,450,909

Item 11.       No.

Item 12. Registrant incorporates by reference the June 30, 1998 financial statements as previously filed electronically with the Commission on September 23, 1998 (Accession No. 0000950156-98-000607).

                                    SIGNATURE

     Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this amendment to Notification of Registration to be duly signed on its behalf in the City of Boston and Commonwealth of Massachusetts on the 11th day of January, 1999.


                              SENIOR DEBT PORTFOLIO


                              By: /s/ James B. Hawkes
                                  --------------------------
                                  James B. Hawkes
                                  President


Attest: /s/ Janet E. Sanders
        ---------------------------
        Janet E. Sanders
        Assistant Secretary